

April 1, 2014

<u>Via E-mail</u>
Mr. John Humphrey
Executive Vice President,
  Chief Financial Officer
Roper Industries, Inc.
6901 Professional Pkwy. East, Suite 200
Sarasota, Florida 34240

> **Re:     Roper Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No.  001-12273**

Dear Mr. Humphrey:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Application of Critical Accounting Policies</u>

1.  With respect to your disclosures regarding goodwill impairment testing, you disclose that the fair value of one of your reporting units in the RF Technology segment was less than 5% above its carrying value using a discounted cash flow methodology.  For any reporting units where the fair value does not substantially exceed the carrying value, please revise future filings to provide expanded disclosure.  In this regard, disclose the amount of goodwill allocated to the reporting unit, the degree of uncertainty associated with key assumptions and a description of potential events and/or changes in circumstances that could reasonably be

expected to negatively affect the key assumptions.  Please provide us with any proposed revised disclosures.

Item 8.  Financial Statements

Note 2.  Business Acquisitions

2.  We note your disclosure that you did not provide supplemental pro forma information for the 2013 acquisitions because the acquisitions did not have a material impact on your results of operations.  We further note from your MD&A disclosures for 2013 vs. 2012 under results of operations that sales in your Medical and Scientific Imaging segment were positively impacted by $208 million due to acquisitions.  Please provide us with your analysis which demonstrates that the supplemental information is not material, and explain why no additional disclosures are required under FASB ASC 805-10-50-2(h).

3.  As a related matter we note the significance of your purchase price allocation to goodwill.  Please revise future filings to describe the factors that led to such a significant allocation or tell us why a revision to future filings is not necessary.  Refer to FASB ASC 805-30-50-1(a).

Note 5 – Goodwill and Other Intangible Assets

4.  During 2013 and 2012 you recorded out of period corrections of tax adjustments for TransCore and iTrade.  Please explain in further detail each of the adjustments made to your financial statements, including a discussion of how you became aware of the errors, the periods the adjustments relate to, and the prior and current accounting for each of these adjustments.

Note 7.  Income Taxes

5.  In note 1 of your financial statements you disclose that the amount of earnings of foreign subsidiaries that you consider are permanently reinvested was approximately $939 million at December 31, 2013.  This amount was approximately $1.05 billion at December 31, 2012 as shown in note 1 of your 2012 10-K.  Additionally, in note 7 in your 2013 10-K your deferred tax assets related to foreign tax credits decreased from $20.3 million at December 31, 2012 to $425,000 at December 31, 2013.  Please address the following:

- Explain to us the circumstances that led to the decrease in unremitted earnings and foreign tax credits, including the amount of repatriations to the U.S., and the amount of foreign tax credits used during 2013;
- To the extent you remitted earnings during 2013, please tell us how you determined that the remittance of foreign earnings did not impact your current or future assertions regarding permanent reinvestment.

Form 8-K dated January 27, 2014

Exhibit 99.1

6.  As required by Instruction 2 to Item 2.02 of Form 8-K, we see that you present the reconciliation required by Item 10(e)(1)(i) of Regulation S-K for your non-GAAP financial information in the form of an "adjusted" income statement.  Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10.  Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant